SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                  SCHEDULE 13G
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                     PURSUANT TO RULE 13d-1(b), (c) AND (d)

                                 AMENDMENT NO. 3
--------------------------------------------------------------------------------



                               SIMTEK CORPORATION
                               ------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    829204106
                                    ---------
                                 (CUSIP Number)


                                 August 4, 2008
                                 --------------

             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


                               (Page 1 of 6 Pages)

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Crestview Capital Master, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,372,874 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    1,372,874 (1)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,372,874 (1)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.26% (2)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

(1) Includes 32,279 shares of Common Stock issuable upon exercise of the warrants.

(2) The ownership percentage of the Reporting Person is based on 16,580,886 shares of Common Stock outstanding as of July 30, 2008, based on the Agreement and Plan of Merger filed by the Issuer as Exhibit 2 to the Form 8-K on August 4, 2008.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Crestview Capital Partners, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,372,874 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    1,372,874 (1)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,372,874 (1)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.26% (2)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

(1) Includes 32,279 shares of Common Stock issuable upon exercise of warrants.

(2) The ownership percentage of the Reporting Person is based on 16,580,886 shares of Common Stock outstanding as of July 30, 2008, based on the Agreement and Plan of Merger filed by the Issuer as Exhibit 2 to the Form 8-K on August 4, 2008.

This Amendment No. 3 ("Amendment No. 3") is being filed jointly by Crestview Capital Master, LLC and Crestview Capital Partners, LLC (each, a "Reporting Person" and, collectively, the "Reporting Persons") and amends and restates the
Schedule 13G filed by Crestview Capital Master, LLC on January 6, 2006, as amended by Amendment No. 1 thereto filed by Crestview Capital Master, LLC on September 22, 2006 and as amended by Amendment No. 2 thereto filed by Crestview Capital Master, LLC on February 14, 2008.

Item 1(a).        Name of Issuer.

                  Simtek Corporation (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  4250 Buckingham Drive, Suite 100
                  Colorado Springs, Colorado 80907

Item 2(a).        Names of Persons Filing.

                  Crestview Capital Master, LLC ("Crestview")
                  Crestview Capital Partners, LLC ("Crestview Partners")

Item 2(b).        Address of Principal Business Office, or if none, Residence.

                  c/o Crestview Capital Funds
                  95 Revere Drive, Suite A
                  Northbrook, Illinois 60062

Item 2I.          Citizenship.

                  As to Crestview:  Delaware limited liability company
                  As to Crestview Partners: Illinois limited liability company

Item 2(d).        Title of Class of Securities.

                  Common Stock, par value $0.01 per share (the "Common Stock")

Item 2(e).        CUSIP Number.

                  829204106

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  Not applicable.

Item 4.           Ownership.

            (a)   Amount beneficially owned:

                  Crestview is the record holder of 1,372,874 shares of Common Stock including 32,279 shares issuable upon the exercise of warrants.

                  Crestview Partners is the sole manager of Crestview, and as such has the power to vote and to dispose of investments owned by Crestview, including the Common Stock, and thus may also be deemed to beneficially own the above-described shares of Common Stock owned, or that may be obtained upon the exercise of warrants or may otherwise be deemed to be beneficially owned, by Crestview. Currently, Stewart Flink, Robert Hoyt and Daniel Warsh, each of whom are United States citizens, are the managers of Crestview Partners, and as such may be deemed to share the power to vote and to dispose of investments beneficially owned by Crestview Partners, including the Common Stock. As a result, each of Messrs. Flink, Hoyt and Warsh may also be deemed to beneficially own the below-described shares of Common Stock held by Crestview and Crestview Partners; provided, however, each disclaims beneficial ownership of such shares of Common Stock.

            (b) Percent of Class: 8.26% of the Issuer's issued and outstanding Common Stock (The ownership percentage of the Reporting Person is based on 16,580,886 shares of Common Stock outstanding as of July 30, 2008, based on the Agreement and Plan of Merger filed by the Issuer as Exhibit 2 to the Form 8-K on August 4, 2008.)

            (c) Number of shares as to which the Reporting Persons have: (i) Sole power to direct the vote: None (ii) Shared power to vote or to direct the vote: 1,372,874. (iii) Sole power to dispose or direct the disposition of the Common Stock: None. (iv) Shared power to dispose or direct the disposition of the Common Stock: 1,372,874.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  This Schedule is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by each of the Reporting Persons. While the Reporting Persons may be deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act, each of the Reporting Persons hereby disclaims the existence and membership in a "group" and disclaims beneficial ownership of shares of Common Stock beneficially owned by all other Reporting Persons. Each of Messrs. Flink, Hoyt, and Warsh may be deemed to have beneficial ownership of the shares of Common Stock reported hereby, although each disclaims such beneficial ownership.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.
                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         Date:  August 7, 2008

                         CRESTVIEW CAPITAL MASTER, LLC

                         By: CRESTVIEW CAPITAL PARTNERS, LLC, its sole Manager

                         By: /s/ Daniel Warsh
                             ----------------
                             Name: Daniel Warsh
                             Title: Manager

                         CRESTVIEW CAPITAL PARTNERS, LLC

                         By: /s/ Daniel Warsh
                             ----------------
                             Name: Daniel Warsh
                             Title: Manager